The Board approves to participate in the bid of Mobile Broadband business license Date of events: 2013/05/14 Contents:

1.	Date of occurrence of the event: 2013/05/14

2.	Company name: Chunghwa Telecom

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence: The NCC announced the rules for auction process of the

Mobile Broadband business in May 8, 2013, and planned to complete the auction by the end of December 2013.

6. Countermeasures: The board of directors resolved to participate in the bid of Mobile Broadband business license.

7. Any other matters that need to be specified: None